                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger presents highlights from a discussion session with HP employees led by Duane E. Zitzner, HP's President, Computing Systems Organization. The article is posted on HP's internal web site.


POSITIVE ON PCS

DUANE ZITZNER SHARES ENTHUSIASM FOR PCS IN MERGER DISCUSSION SESSION

The PC business is alive, kicking and full of promise, affirmed Computing Systems President Duane Zitzner in a January 8 talk with HP employees in Cupertino, California. Part of an ongoing merger discussion series, the gathering drew approximately 250 attendees, many of whom hailed from the Embedded and Personal Systems (EPS) organization.

During the one-hour session, Duane affirmed the importance and future role of the PC business, but prefaced his remarks with a reminder that EPS President Iain Morris currently oversees this area. Duane has been named, however, to lead the Personal Systems Group -- which will include PCs and other access devices -- in the new company.

Duane also introduced Rich (Arch) Archuletta, who is leading the integration planning for personal systems.

Commoditization of PCs and Hewlett-Packard's move from the PA-RISC architecture to IA-64 are changing the industry, Duane observed. In addition, the business brings positive visibility to the company, he added.

"I am a huge proponent and a believer that the PC business is not dead," Duane stated. "It's got a lot of legs in it yet and a lot of money can be made if we deal with it in a more systematic fashion."

PCS WITH PROMISE

To demonstrate some of the new capabilities that can be built into access devices, Duane shared one of HP's newest notebook computers, the HP Pavilion Notebook zt1000. "This one actually has the ability to hook up to your TV set so you can use it as your DVD player," he explained. "Products like this have a lot of promise if we start thinking about where the marketplace is going to go and what we can do with it."

Success factors for the PC business include being first to market with leadership products and processes, operational excellence, customer intimacy and recognizing that "people are the most important asset of the business," said Duane.

"Not only do we have to own the business, we have to operate as a team," he stated. "This is not one for prima donnas, it's a team-oriented effort."

It is also important to understand the business models and what works in each region, he continued.

BUILDING A WORLD-CLASS BUSINESS

During the Q&A session, employees covered topics including enterprise customers' thoughts on the merger, Compaq's PC business, board member Walter Hewlett's concerns about the PC business and the new HP's potential to compete with Dell.

Rich (Arch) Archuletta gave the audience a brief synopsis of the integration planning work being done for HP and Compaq's Windows server business. In addition to leading the integration planning for the PC business, Arch is representing HP on the enterprise systems side, which includes the Windows server business. For the PC -- as well as the server business -- the integration team is looking at the two companies' capabilities across the entire supply chain, Arch said. The goal, he explained, is to have at the end "a business that really is far and above the best in the world."

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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